Exhibit 7.1

América Móvil, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Thousands of Mexican pesos, Except Ratios

	2010		2011		2012
IFRS
Earnings:
Income before taxes on profits	Ps.	135,119,042	Ps.	128,544,828	Ps.	138,518,368
Plus:
Interest expense		19,934,283		22,716,083		26,846,386
Interest implicit in operating leases		411,202		547,039		700,366
Less:
Equity interest in net income of affiliates		(1,671,210)		(1,923,997)		(761,361)

	Ps.	153,793,317	Ps.	149,883,953	Ps.	165,303,759

Fixed Charges:
Interest expense		19,934,283		22,716,083		26,846,386
Interest implicit in operating leases		411,202		547,039		700,366

	Ps.	20,345,485	Ps.	23,263,122	Ps.	27,546,752

Ratio of earnings to fixed charges		7.6		6.4		6.0